SECUR 05037670 IISSION

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SEC FILE NUMBER
8 - 53021

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins/Bay Island Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2005 WASH. D.C. 185

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

567 San Nicolas Drive, Suite 460
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Budge Collins (949) 644-5771
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500	Beverly Hills	California	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Budge Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collins/Bay Island Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

See attached

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of <u>Orange</u>

Subscribed and sworn to before me on this 11th day of February, 2005, by Budge Collins, personally known to me ~~or proved to me on the basis of satisfactory evidence~~ to be the person~~(s)~~ who appeared before me.

JUDI L. ZIEG
Commission # [illegible]
Notary Public - California
Orange County
My Comm. Expires May 27, 2005

(Seal)

Signature ______________________
Judi L. Zieg, Notary Public

COLLINS/BAY ISLAND SECURITIES LLC

CONTENTS

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Collins/Bay Island Securities LLC

We have audited the accompanying statement of financial condition of Collins/Bay Island Securities LLC as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Collins/Bay Island Securities LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 14, 2005

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash and cash equivalent	$	296,825
Accounts receivable		666,803
Property and equipment		8,415
Other assets		4,983
	$	977,026
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Deferred revenue	$	93,750
Accounts payable and accrued expenses		71,809
Total liabilities		165,559
Member's equity		811,467
	$	977,026

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Collins/Bay Island Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company specializes in marketing third-party investments. The Company is a wholly owned subsidiary of Collins/Bay Island Capital LLC (the "Owner").

Cash Equivalent

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Revenue Recognition

The Company charges an annual retainer for its marketing services. The retainer is recorded as deferred revenue when received, and is recognized as revenue over the period the services are provided. Additionally, the Company may earn asset-based and incentive fees for each new account obtained for the third party. These fees are recognized as revenue when realized.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Property and Equipment

Property and equipment, consisting of office equipment and furniture and fixtures, is recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company is a limited liability company and is not subject to Federal income taxes. Taxable income of the Company is reported on the member's tax return. The Company is subject to an annual minimum state franchise tax and a limited liability company fee.

Concentration of Credit Risk

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in the accounts were in excess of federally insured limits.

2. Property and equipment

Property and equipment consists of the following at December 31, 2004:

Office equipment	$	8,983
Furniture and fixtures		726
Less accumulated depreciation		(1,294)
Property and equipment, net	$	8,415

Depreciation expense for the year ended December 31, 2004 equaled $1,294.

3. Commitment

The Company leases office space under a non-cancellable operating lease expiring in May of 2009. At December 31, 2004, the Company's future minimum rental commitment is as follows:

Years ending December 31,

2005	$	48,725
2006		50,143
2007		51,653
2008		53,505
2009		22,649
	$	226,675

4. Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital, maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital is $131,266, which is $120,229 in excess of its minimum net capital requirement of $11,037.

There are no material differences between the computation of net capital for audit purposes and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2004. Member's equity was adjusted at December 31, 2004 to correct the balance of accounts receivable, a non-allowable asset for net capital computation purposes.